Mail Stop 03-05

November 24, 2004

Via U.S. Mail and Fax (214) 979-1123

Andrew Jones
Chief Executive Officer
Pegasus Air Group, Inc.
2708 Fairmount St., Ste. 100
Dallas, TX  75201

Re: 	Pegasus Air Group, Inc.
	Form SB-2, Amendment No. 1 filed November 12, 2004
	File No. 333-118862

Dear Mr. Jones,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page, page 5
1. We note your response to our prior comment 5. In each future amendment, please ensure that the prospectus is dated the day of the filing.


2. We note your response to our prior comment 7. Please revise to highlight the cross-reference on the cover page by bold face type or other manner. Refer to Item 501(a)(5) of Regulation S-B.

Outside Back Cover Page of Prospectus
3. We note your response to our prior comment 11. Please revise to place the required language on the outside back cover page of the prospectus in accordance with Item 502, rather than on page 6.

Prospectus Summary, page 6
4. We note your disclosure that you intend to have successfully completed this offering and received adequate funding to begin the certification application process within 90 days or after the extension of the offering. Please revise to clarify that there can be no guarantee that you will receive adequate funding from this offering to begin the Part 135 certification application process.

The Offering, page 7
5. We note your response to our prior comment 15. In the table, please expand your disclosure in the last line of the table to explain that you will have 30,000,000 shares of common stock outstanding after the offering, assuming all units are sold and all warrants are exercised.

Summary of Financial Data, page 9
6. Please revise to include financial information for the most recent interim period presented in your financial statements.

Risk factors, page 9
We could be adversely affected by increases in fuel prices, page 11
7. We note your revision in response to our prior comment 20. Please further revise the risk factor subheading to make clear that you may by affected by fuel price increases once you begin operations.

We may not be able to absorb the expense of being a public company, page 13
8. We have reviewed your response to our prior comment 17. In particular, we note that your management is absorbing the expenses related to being a public company. We also note that in the MD&A section you disclose that any cash funds advanced by your officers and directors will be in the form of promissory notes or private sales of restricted common stock. Please revise to clarify whether management expects to receive a promissory note or common stock in consideration for absorbing the expenses related to being a public company.

Capitalization, page 19
9. Please disclose amounts as of the end of the most recent interim period presented in your financial statements.

Plan of Operation, page 21
Cash Requirements and Need for Additional Capital, page 23

10. Please include your monthly burn rate.
11. We note here that you indicate your officers and directors will help cover shortfalls. We also note your disclosure at page 22 that cash funds advanced to you by your officers and directors will be in the form of promissory notes or through private sales of common stock. Please revise the discussion here to include disclosure of the issuance of promissory notes or issuance of shares for cash advances or advise.
12. Please indicate, if true, that there is no guarantee that you will continue to receive funding from your current officers and directors.

Selling Security Holders, page 25
13. We note your response to our prior comment 27. Please expand your disclosure to provide a materially complete description of the circumstances under which William Seminario acquired the securities to be sold.
14. Supplementally advise us as to whether any selling security holders are broker-dealers or affiliates of broker-dealers.

Business, page 29
Employees, page 32
15. Please revise to clarify what you mean by "Pegasus founders stock."

Signatures, page II-4
16. We reissue prior comment 47. We note that you only have two officers; however, please revise to have a signature for who is acting in the capacity of your principal financial officer and your controller or principal accounting officer. Refer to Instruction for Signatures for Form SB-2.

Financial Statements
Notes to Financial Statements
Note A - Significant Accounting Policies, page II-7
17. Refer to our prior comment number 42. Please explain to us why the fair value of the services received was estimated and not determinable by actual amounts billed by the service providers based on reasonable and customary values for their services. In this regard, clearly disclose the basis upon which costs incurred with unrelated parties and paid with equity instruments have been recorded.

Note B - Stock Issuance, page II-8
18. Please explain to us and clearly disclose why you believe the fair value of the equity instruments issued was more reliably measurable than the fair value of the associated services received.

Note C - Related Party Transactions, page II-8
19. Please explain to us and clearly disclose the basis upon which the fair value of amounts incurred with or donated by related parties was determined and that you believe such amounts are reasonable.

Interim Financial Statements (Unaudited)
General
20. Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Notes to Financial Statements, page II-14
21. Please address our comments on your audited financial statements in the interim financial statements, as appropriate.

Exhibit 5.1, Opinion and Consent of Matthew McCarley, Esq.
22. Please revise to clarify that the selling shareholder shares you refer to in the paragraph designated "(1)" are common shares.
23. We note your response to prior comment 48. Please revise to clarify that your legal opinion also refers to the units and the common stock that will be issued as part of each unit. Refer to our prior comment 48.

24. Refer to prior comment 49.  We note your revision "In accordance with the applicable law as of October 29, 2004...." As the legal opinion must speak to the date of effectiveness, either delete the statement or file an updated opinion at effectiveness.

Exhibit 23.1
25. Include a currently dated consent in any further amended filing.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Doug Jones at (202) 824-5368 or Linda Cvrkel at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at
(202) 824-5537 or me at (202) 942-1965 with any other questions.


Sincerely,



							Susan Guerrier
							Attorney-Advisor


Mr. Andrew Jones
November 24, 2004
Page 1